April 21, 2022

VIA E-MAIL

Robert Long
Chief Executive Officer
Conversus Stepstone Private Venture and Growth Fund
128 S Tryon St., Suite 880
Charlotte, NC 28202

Re:    Conversus Stepstone Private Venture and Growth Fund
       File Nos. 333-263765, 811-23786

Dear Mr. Long:

        On March 22, 2022, you filed an initial registration statement on Form N-2 on behalf of
Conversus Stepstone Private Venture and Growth Fund (the    Fund   ). Our
comments are set
forth below. Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. We may have additional comments after reviewing your responses to the following comments, or any amendment to the filing.

General

1.      We note that portions of the filing, including the Fund   s financial
statements, are
incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

2. Please supplementally explain if you have received exemptive relief or submitted, or expect to submit, any exemptive application or no-action request in connection with the registration statement, including with respect to transactions with certain affiliates.

3. Please tell us if you have presented any test the waters materials to potential investors in connection with this offering. If so, we may have additional comments.

4. Please confirm in your response letter that FINRA has reviewed the proposed distribution arrangements for the offering described in the registration statement and that FINRA has issued a statement expressing no objections to the arrangements of the offering.
 Robert Long
April 21, 2022
Page 2


Prospectus

Cover Page

5. Please tell us how much the Fund will invest/invests in hedge funds and/or private equity funds that rely on section 3(c)(1) or 3(c)(7) of the 1940 Act. If the Fund will invest/invests more than 15% of its net assets in hedge funds and private equity funds that rely on sections 3(c)(1) or
3(c)(7), please impose a minimum initial investment requirement of at least $25,000 and restrict sales to investors that, at a minimum, satisfy the accredited investor standard. We note the disclosure in footnote 1 that the $100,000 and $1,000,000 minimum initial purchase
requirements can be reduced at the Adviser   s discretion. Please clarify that
the minimum initial
investment will not be reduced below $25,000 or explain to us why it is/would be appropriate to offer shares without imposing these limitations. We may have additional comments after reviewing your response.

6.       The disclosure under    To All Investors    states that your shares
will not be immediately
listed on an exchange, and it may take time for a secondary market to develop
     This
disclosure suggests there may be a plan to list in the future, or to create a secondary market. If that is not the case, please consider revising this bullet to more clearly
state the Fund   s present
intentions with respect to secondary market trading.

Summary of Prospectus (page 1)

7.     The Summary of Prospectus is 14 pages long. Consider abbreviating.

8.     Avoid frequent reliance on glossaries. See Rule 421(b)(3) under the 1933
Act.

What is Conversus Stepstone Private Venture and Growth Fund? (page 1)

9.     Briefly explain what the    other key metrics    are.

10.    Clarify what    focusing    means and how it relates the Fund   s 80%
test.

11.   The definition of the term    Venture and Growth Assets    appears to
include    late stage
companies. Please clarify how you are using this term.

Who is Conversus? (page 2)

12. Clarify that Conversus is the Adviser to the Fund and briefly disclose its experience and resources. Also, in the next question, clarify that Stepstone is the SubAdviser to the Fund.
Although this was stated in the glossary, it is not apparent from the context of this disclosure who these entities are.
 Robert Long
April 21, 2022
Page 3


Who is Stepstone? (page 2)

13.    Explain briefly what    private markets allocations    are.

How does CSPRING manage the J-Curve and cash flow dynamics (page 5)

14. In several locations the Fund describes its strategy and goals in a manner that links cause and effect without appropriate qualification reflecting the risks and uncertainties associated with
the Fund   s proposed investment types. For example, you disclose that you will use a
combination of Venture and Growth Assets to significantly reduce the J-Curve and enhance the
Fund   s cash flow dynamics.    While your investment types may be intended to
reduce the J-
Curve whether it actually does so is subject to risks and uncertainties many of which are beyond your control. Please revise here and elsewhere as appropriate to clearly
differentiate the Fund   s
investment types and strategies from the hoped for results from such investments and strategies.

Do investors have to pay a fee in association with the repurchase of the Shares? (page 12)

15. The early redemption fee lasts for over one year. Please explain how this is consistent
with the Fund   s multi-class exemptive relief.

Commitment Strategy (page 21)

16. The disclosure states that the Fund anticipates over-committing to Primary Fund
Investments. Supplementally advise how the Fund intends to cover such unfunded commitments and provide a general explanation why the Fund believes it will be able to meet its commitments.

Private Debt (page 22)

17.    Explain the role of debt investments in the Fund   s strategy and why
the Fund believes
such investments are consistent with investors    expectations based on the
Fund   s name
containing the terms    venture    and    growth.

ESG Due Diligence (page 26)

18. Disclose, if accurate, that an investment could be made in a company that scores poorly on ESG if it scores strongly on other non-ESG factors that are considered.

19. Please consider whether an ESG specific risk is appropriate for this fund.

Types of Investments and Related Risks (page 28)

20. Use descriptive headings and subheadings to briefly and clearly highlight the individual risk factors. See Rule 421(b)(2) under the 1933 Act.
 Robert Long
April 21, 2022
Page 4


Investments in Non-Voting Stock; Inability to Vote (page 37)

21. In order to provide context, explain briefly the types of circumstances in which the Fund might hold stock in non-voting form or limit its voting rights to a certain percentage.

Other Risks (page 42)

22.   The Prospectus contains 6 pages of    non-principal risks
unnecessarily lengthening the
document. Consider moving this section to the SAI.

Limits of Risk Disclosures (page 48)

23.    The disclosure states that the risk factors    are not, and are not
intended to be, a complete
enumeration or explanation of the risks involved.    Item 8.3 of Form N-2
requires the Fund to
   disclose the risks associated with an investment in the [Fund].    Remove
these sentences, or
supplementally explain which principal risks have been excluded such that the description is not complete. It is appropriate to acknowledge that the disclosures may not include unknown risks that may be material to the Fund.

Conversus Team (page 49)

24.    The biography for Mr. Long indicates that he    served as the CEO of a
Nasdaq-listed
business development company.    If this occurred within the past 5 years,
identify the BDC.

Share Repurchase Procedures (page 62)

25.     This description of the Fund   s intended repurchase procedures is
confusing and difficult
to determine a shareholder   s timeline for participating in such repurchase.
Clearly explain the
relevant dates and procedures for the proposed repurchases. We may have further comments.

Statement of Additional Information

Fundamental Policies (page 1)

26.     The disclosure states that, for purposes of the Fund   s concentration
policy,    the Fund   s
investments in Private Market Assets are not deemed to be investments in a single industry.
Please clarify that, although being a private asset does not constitute a single industry, to the
extent such assets are in a single industry, they will comply with the Fund   s
concentration policy.

Part C: Other Information

Item 15. Financial Statements and Exhibits

27.    Please file the finalized exhibits once they are available.
 Robert Long
April 21, 2022
Page 5



28.    We note that the Declaration of Trust contains minimal provisions and
states that    the
Trustee intends to enter into an amended and restated Declaration of Trust . . .. to provide for the
contemplated operation of the Trust.    The staff reviews these documents and
occasionally has
comments that require additional legal analysis and amended filings. Please provide us with the
Fund   s amended Declaration of Trust and Bylaws as soon as possible. We may have further
comments after we have reviewed them.

Signatures

29. Please add signature lines for the required officers and at least a majority of the Funds trustees. See Section 6 of the Securities Act.

                                              *   *   *

         Responses to this letter should be made in a letter to me filed on EDGAR. Where no change will be made in the filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.

        You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of preliminary prospectuses.

        Although we have completed our initial review of the registration statement, the filing will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the registration statement and any amendments. After we have resolved all issues, the Fund and its underwriter must request acceleration of the effective date of the registration statement.

       In closing, we remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures in the registration statement, notwithstanding any review, comments, action, or absence of action by the staff.

       Should you have any questions regarding this letter, please feel free to contact me at
(202) 551-3250 or Dave Manion at (202) 551-8578 with respect to any accounting comments.


Sincerely,

                                                                      /s/
Raymond A. Be


Raymond A. Be

Attorney-Adviser
cc:    Richard Horowitz, Dechert LLP
       Jay Williamson, Securities and Exchange Commission